December 12, 2005



Mr. Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, New Jersey  07016



	Re:	Tofutti Brands Inc.
		Form 10-KSB for Fiscal Year Ended January 01, 2005
      Filed April 08, 2005
		Form 10-QSB for Thirty Nine Weeks Ended October 01, 2005
      Filed November 21, 2005
		File No. 001-09009



Dear Mr. Kass:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended January 01, 2005

Management`s Discussion and Analysis, page 15

Critical Accounting Policies, page 15

1. We note that you record freight out expense as a selling expense, excluding this item from both costs of sales and gross profit. Since your freight out expense appears significant, the guidance in paragraph 8 of EITF 00-10 would ordinarily require that you reflect freight out expense associated with revenues in your measure of gross profit.

Independent Auditors` Report, page F-2

2. We note the language in your prior auditor`s report indicating that it conducted its audit of your financial statements for fiscal year 2003 in accordance with U.S. GAAS, without any reference to the
PCAOB auditing standards. We understand that by including this report in your filing, you have obtained permission and a reissuance of the report from your prior auditor. Under these circumstances, and for auditors that are registered with the PCAOB, references to auditing standards generally accepted in the United States should be replaced with "standards of the Public Company Accounting Oversight
Board (United States)" to comply with the Commission Guidance Regarding the Public Company Accounting Oversight Board`s Auditing and Related Professional Practice Standard No. 1 (SEC Release Nos. 33-8422; 34-49708; FR-73). If your prior auditor is no longer registered with the PCAOB, you should contact us by telephone prior to responding to this comment, as a different approach will be necessary.

Notes to Financial Statements, page F-7

Note 1 - Description of the Business and Summary of Significant
Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-10

3. We note that in the third and fourth paragraphs under this heading, you state "Management does not believe the adoption of this
Statement will not have an effect on the financial statements." Given your disclosure, it appears management is not able to rule out the possibility of material effects. Please elaborate on your expectations in this regard. Also replace the double negative structure with a clear statement of the evaluation you performed to comply with SAB Topic 11:M.

Note 3 - Stock Options, page F-11

4. Tell us how you accounted for the stock options that you granted to non-employees, e.g., 20,000 non-qualified stock options granted to non-employee directors in 2004.

Note 5 - Contingencies, page F-13

5. We note your disclosure indicating that you have been served with a legal complaint by a candy manufacturer, and notified that a former employee intended to bring an action against you alleging discrimination and unlawful termination; and that you have provided for the expense associated with these matters in your income statement for fiscal 2004. Please disclose the amount accrued, and the amount of reasonably possible additional loss, if material, to comply with SAB Topic 5:Y, IRQ 4. If you believe the amounts are not material, you may submit this information on a supplemental basis for our review.

Form 10-QSB for the Thirty-Nine Weeks Ended October 1, 2005

Part II - Other Information, page 18

Legal Proceedings, page 18

6. We note your disclosure explaining that you took possession of certain disputed candy inventory as of April 1, 2005, and that although you will undertake efforts to sell this inventory, in the event the candy becomes un-saleable, you will have to write off the value of any candy left in inventory. Please disclose the value of such candy remaining in inventory, and the amount of time you have until it is no longer saleable. It should be clear whether your statement indicating you do not believe any write-off would have a material adverse effect on the company, is equivalent to stating that you believe the impact on your results of operations would not be material in any quarter or fiscal year.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Steven Kass
Tofutti Brands Inc.
December 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010